                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                           SHEFFIELD STEEL CORPORATION
                               (Name of Applicant)

                           220 NORTH JEFFERSON STREET
                          SAND SPRINGS, OKLAHOMA 74063
                                 (918) 241-6553
                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


                   TITLE OF CLASS                              AMOUNT

         10% Senior Secured Notes due 2007                   $30,000,000


Approximate date of proposed public offering: Upon the consummation of the Plan (as hereinafter defined), presently anticipated to be on or about August 6, 2002.

Name and address of agent for service:     Stephen R. Johnson
                                           Chief Financial Officer
                                           Sheffield Steel Corporation
                                           220 North Jefferson Street
                                           Sand Springs, Oklahoma 74063

                       with copies to:     James W. Larimore, Esq.
                                           Crowe & Dunlevy
                                           1800 Mid-America Tower
                                           20 North Broadway
                                           Oklahoma City, Oklahoma  73102-8273
                                           (405) 239-6643


The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to section 307(c) of the Trust Indenture Act of 1939 (the "TIA"), may determine upon the written request of the obligor.

                                     GENERAL

     1.   General Information. Furnish the following as to the applicant:

          (a) Form of organization.

          The applicant, Sheffield Steel Corporation (the "Company"), is a corporation.

          (b) State or other sovereign power under the laws of which organized.

          The Company is organized under the laws of the State of Delaware.

     2. Securities Act exemption available. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          The indenture securities are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of
     Section 1145(a)(1) of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"). The Company is a debtor in a case filed under Chapter 11 of the Bankruptcy Code styled In re Sheffield Steel Corporation, Debtor,
                                      -----------------------------------------
     Case No. 01-05508-R, pending in the United States Bankruptcy Court for the Northern District of Oklahoma (the "Bankruptcy Court"). This case has been consolidated with pending bankruptcy proceedings in the Bankruptcy Court filed by two (2) of the Company's wholly-owned subsidiaries, Waddell's Rebar Fabricators, Inc. ("Waddell") (Case No. 01-05509-R, styled In re
                                                                      -----
     Waddell's Rebar Fabricators, Inc., Debtor), and Wellington Industries, Inc.
     -----------------------------------------
     ("Wellington") (Case No. 01-05510-R, styled In re Wellington Industries,
                                                 ---------------------------
     Inc., Debtor) (The Company, Waddell and Wellington are sometimes
     ------------
     collectively referred to herein as the "Debtors," and the consolidated bankruptcy proceedings of the Debtors are hereinafter referred to as the "Bankruptcy Proceedings").

          The Debtors filed a Joint Plan of Reorganization (as amended and restated by the Debtors and/or the Bankruptcy Court, the "Plan") in the Bankruptcy Proceedings, together with a Disclosure Statement pursuant to
     Section 1125 of the Bankruptcy Code with respect thereto (as amended and restated by the Debtors, the "Disclosure Statement"), on April 3, 2002. The Plan calls for Waddell and Wellington to be merged with and into the Company. The indenture securities, the 10% Senior Secured Notes Due 2007 (the "New Notes"), are securities being issued by the Company under the Plan in exchange for claims against the Company. These claims consist of the allowed secured claims of the holders of the 11.5% First Mortgage Notes due 2005, Series A and the 11.5% First Mortgage Notes due 2005, Series B, in each case issued by the Company (collectively, the "Old Notes").

                                  AFFILIATIONS

         3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                  (a) The Company is the parent corporation of Waddell and Wellington. The Company owns, prior to the consummation of the Plan, all of the issued and outstanding shares of common stock of each of Waddell and Wellington. Upon the consummation of the Plan, the separate existence of Waddell and Wellington is expected to cease in connection with the merger of Waddell and Wellington with and into the Company.

                  (b) Apart from Waddell and Wellington, the Company owns all of the issued and outstanding common stock of Sand Springs Railway Company. Sands Spring Railway Company is not a part of the Bankruptcy Proceedings, and the Company will continue to own all of the issued and outstanding common stock of Sand Springs Railway Company after the consummation of the Plan.

                  (c) See Item 4 for "Directors and Executive Officers" of the Company, some of whom may be deemed to be "affiliates" of the Company by virtue of their positions.

                  (d) See Item 5 for "Principal Owners of Voting Securities" of the Company, some of whom may be deemed to be "affiliates" of the Company by virtue of their holdings.

                             MANAGEMENT AND CONTROL

         4. Directors and executive officers. List the name and the complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by the person named.

                  (a) Prior to the consummation of the Plan, the following persons are serving as directors and/or executive officers of the Company. The mailing address for each director and executive officer listed below is c/o Sheffield Steel Corporation, 220 North Jefferson Street, Sand Springs, Oklahoma 74063.

                   Name                                Office

         Steven E. Karol                 Director (Chairman of the Board) and
                                               Chief Executive Officer

         Jane M. Karol                                Director

         Dale Okonow                                  Director

         Howard Stevenson                             Director

                    Name                                 Office

         Robert Schaal                                  Director

         James P. Nolan                           Director, President
                                               and Chief Operating Officer

         Robert W. Ackerman                       Director and Secretary

         Stephen R. Johnson              Vice-president, Chief Financial Officer
                                                and Assistant Secretary

         James E. Dionisio               Vice-president of Sales and Marketing

                  (b) Upon the consummation of the Plan, it is anticipated that the following persons will serve as the Company's directors and executive officers. In the event this information changes, the names of the directors and executive officers expected to serve the Company upon the consummation of the Plan will be provided by amendment to this application when such new information becomes available. The mailing address for each director and executive officer listed below will be c/o Sheffield Steel Corporation, 220 North Jefferson Street, Sand Springs, Oklahoma 74063.

                    Name                                 Office

         John V. Koerber                                Director

         Richard Conway                                 Director

         Robert Purdham                                 Director

         Kevin Flannery                                 Director

         James P. Nolan                      Director, Chief Executive Officer
                                                      and President

         Stephen R. Johnson              Vice-president, Chief Financial Officer
                                                and Assistant Secretary

         James E. Dionisio               Vice-president of Sales and Marketing
                                                     and Secretary

         5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                  (a) Presented below is certain information regarding each person owning ten percent (10%) or more of the voting securities of the Company as of the date of this application.

                              As of July 15, 2002:

                                                                                                        Percentage of
                                                                                                           Voting
            Name and Complete                    Title of Class                                           Securities
             Mailing Address                         Owned                   Amount Owned                   Owned
         Steven E. Karol                        common stock, par          1,614,397 shares                   47.4%
         HMK Enterprises, Inc.                value $0.01 per share
         800 South Street
         Waltham, MA  02453

         Jane M. Karol                          common stock, par          1,614,364 shares                   47.4%
         HMK Enterprises, Inc.                 value $.01 per share
         800 South Street
         Waltham, MA  02453

                  (b) Upon the consummation of the Plan, the common stock of the Company presently outstanding shall be canceled, and the Company shall then issue 4,750,000 shares of common stock to the recipients of New Notes, pro rata in accordance with their ownership of Old Notes. The shares of the Company's common stock so distributed shall represent all of the outstanding common stock after the consummation of the Plan, subject only to dilution through the exercise of options granted to senior management of the Company pursuant to the Company's stock incentive programs. Based upon presently available information, it is anticipated that the following persons will own ten percent (10%) or more of the voting securities of the Company upon the consummation of the Plan. In the event this information changes, the names of such persons expected to own ten percent (10%) or more of the voting securities of the Company upon the consummation of the Plan will be provided by amendment to this application when such new information becomes available.


                                                                                                         Percentage of
                                                                                                            Voting
             Name and Complete                   Title of Class                                           Securities
              Mailing Address                        Owned                  Amount Owned                    Owned
         Bennett Management                     common stock, par          1,243,636 shares                   26.2%
         2 Stamford Plaza                     value $0.01 per share
         281 Tresser Boulevard
         Suite 1501
         Stamford, CT  06901

         LC Capital Partners, LP                common stock, par            945,682 shares                   19.9%
         c/o Lampe, Conway & Co., LLC          value $.01 per share
         730 Fifth Avenue
         Suite 1002
         New York, NY  10019

                                  UNDERWRITERS

         6. Underwriters. Give the name and complete address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  (a) There is no person who, within the three (3) years prior to the date of filing the application, has served as an underwriter of any securities of the Company.

                  (b) There is no person who will be the proposed principal underwriter of the securities proposed to be offered.

                               CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

          (i) The following table sets forth certain information with respect to each authorized class of securities of the Company:

                              As of July 15, 2002:

                                                                      Amount                         Amount
                           Title of Class                            Authorized                   Outstanding

    Common stock, par value $0.01                                10,000,000 shares            3,408,675 shares

    11.5% First Mortgage Notes due 2005, Series A                     $110,000,000                $110,000,000

    11.5% First Mortgage Notes due 2005, Series B                      $40,000,000                        none

          (ii) Upon consummation of the Plan, the common stock of the Company presently outstanding will be canceled, and the holders of all of the Old Notes will exchange the Old Notes for a pro rata share of both the New Notes and 4,750,000 shares of common stock of the Company which will be issued by the Company at such time. Concurrently therewith, the Company's certificate of incorporation shall be amended to decrease the authorized common stock to 7,500,000 shares. Upon the consummation of the Plan, the authorized and outstanding classes of securities of the Company are expected to be as follows:


                                                                      Amount                         Amount
                           Title of Class                            Authorized                   Outstanding

    Common stock, par value $0.01                                 7,500,000 shares            4,750,000 shares

    10% Senior Secured Notes due 2007                                  $33,000,000                 $30,000,000

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          The shares of common stock of the Company are the only voting securities of the Company. Each holder of such common stock is entitled to one vote for each share held of record on each matter submitted to the shareholders. Cumulative voting for the election of directors is not permitted.

                              INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2).

          The following discussion is a description of certain provisions of the indenture ("New Indenture") to which this filing relates, as required by
     Section 305(a)(2) of the TIA. This discussion is qualified in its entirety by reference to the New Indenture, a copy of which is filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not otherwise defined have the respective meanings assigned to them in the New Indenture.

     A.   Events of Default.

          The following events will be "Events of Default" under the New
     Indenture:

          (a) The Company fails to pay interest on any Securities when the same becomes due and payable and the default continues for a period of thirty
     (30) days; subject, however, in the case of the repayment of the Deferred Interest to the prohibitions against or limitations upon repayment thereof due to the availability limitations and other constraints imposed by the Mezzanine Facility and the Revolving Credit Facility, respectively;

          (b) The Company fails to pay the principal on any Securities, when such principal becomes due and payable, at maturity, upon redemption or otherwise;

          (c) The Company defaults in the observance or performance of any other covenant or agreement contained in this Indenture which default continues for a period of thirty (30) days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least twenty-five percent (25%) of the outstanding principal amount of the Securities (except in the case of a default with respect to the Sections 4.16 and 5.01 of the New Indenture which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (d) The Company fails to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness in either event if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $2,000,000 or more at any time;

          (e) One or more judgments in an aggregate amount in excess of $2,000,000 in the aggregate shall have been rendered against the Company or any of the Restricted

     Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of sixty (60) days after such judgment or judgments become final and non-appealable;

          (f) The Company or any of its Significant Subsidiaries (i) admits in writing its inability to pay its debts generally as they become due, (ii) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (iii) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (iv) consents to the appointment of a Custodian of it or for substantially all of its property, (v) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (vi) makes a general assignment for the benefit of its creditors, or (vii) takes any corporate action to authorize or effect any of the foregoing;

          (g) A court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case or proceeding under any Bankruptcy Law, which shall (i) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any of its Significant Subsidiaries, (ii) appoint a Custodian of the Company or any of its Significant Subsidiaries or for substantially all of its property or (iii) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

          (h) Any of the Security Documents ceases to be in full force and effect (other than in accordance with their respective terms), or any of the Security Documents ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or the Company denies any of its obligations under any Security Document or any Collateral becomes subject to any Lien other than the Liens created or permitted by the Security Documents.

          There are no provisions in the New Indenture with respect to the withholding of notice to the holders of the New Notes of any Event of Default, except that the Trustee shall be protected in withholding notice to the holders of the New Notes regarding Events of Default (other than as to the payment of principal of or interest on the New Notes) if the Trustee withholds such notice based upon a good faith determination that the withholding of such notice is in the best interest of such holders.

B.   Authentication and Delivery of Indenture Securities; Application of
     Proceeds.

          The New Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. The New Notes are required to be substantially in the form set forth in Exhibit A to the New Indenture.

          The New Notes shall be executed and/or attested to on behalf of the Company by any two of the following: its Chairman of the Board, its Chief Executive Officer, its President, one of its Vice Presidents, its Chief Financial Officer, its Controller, its Treasurer, its

     Secretary or its Assistant Secretary. The signature of any of these officers on the New Notes may be manual or facsimile.

          New Notes bearing the manual or facsimile signatures of individuals who were at the time of the placement of their signatures on the New Notes the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Notes or did not hold such offices at the date of such New Notes.

          The Trustee shall authenticate New Notes for original issue on the Issue Date in the aggregate principal amount of $30,000,000 (not to exceed $33,000,000 inclusive of Deferred Interest), on a pro rata basis pursuant to the provisions of paragraph 6.04 of the Plan in exchange for the Securities issued under the Prior Indenture in each case upon receipt of a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of New Notes to be authenticated and the date on which the New Notes are to be authenticated. The aggregate principal amount of New Notes outstanding at any time may not exceed $33,000,000, except as set forth in Section 2.07 of the New Indenture, which such $33,000,000 maximum amount is inclusive of the Deferred Interest as set forth in Section 3.07 of the New Indenture. Upon receipt of a written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate New Notes in substitution of New Notes originally issued to reflect any name change of the Company.

          The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate New Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as the Trustee to deal with the Holders, the Company and Affiliates of the Company.

          No New Note shall be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such New Note a certificate of authentication substantially in the form provided for in the New Indenture duly executed by the New Trustee by manual signature of one of its duly authorized signatories, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered hereunder and is entitled to the benefits of the New Indenture.

          The New Notes are being issued in exchange for the Old Notes as provided in the Plan, and there are no cash proceeds from the issuance of the New Notes available for application by the Company.

C.   Release and/or Substitution of Property.

          The New Notes will be secured by a Lien on certain Collateral, as provided in the New Indenture and the Security Documents. The Company shall be entitled to obtain a release of some or all of the Collateral from the Liens of the New Indenture and of the Security Documents upon compliance with the conditions precedent set forth in the New Indenture or the Security Documents. Additionally, so long as no Event of Default shall have occurred and be continuing and subject to the requirements of Section 314 of the TIA, the Company may, without any release or consent by the Collateral Agent or the Trustee, sell or otherwise dispose of any machinery, equipment, furniture, apparatus, tools or implements or other similar property subject to the Lien of the Security Documents, which (i) in any single transaction has a fair market value of $25,000 (or if such $25,000 amount referred to in TIA Section 314(d)(1) increases then to such increased amount) or less or (ii) shall have become worn out, obsolete or otherwise in need of replacement or repair; provided that, in the case of this clause (ii) such sale or other disposition is in conjunction with a substantially concurrent transaction whereby additional personal property is made subject to the Lien of the Security Documents.

          The Trustee, in its capacity as Collateral Agent under the Security Documents, shall not at any time release Collateral from the security interest created by the New Indenture and the Security Documents unless such release is in accordance with the provisions of the New Indenture and the Security Documents. At any time when an Event of Default shall have occurred and be continuing, no release of Collateral pursuant to the provisions of the New Indenture and the Security Documents shall be effective as against the Holders of the Securities. However, the release of any Collateral from the terms of the Security Documents shall not be deemed to impair the security under the New Indenture in contravention of the provisions of the New Indenture if and to the extent the Collateral is released pursuant to the New Indenture and the Security Documents.

          To the extent applicable, the Company shall cause TIA Section 314(d) relating to the release of property from the Lien of the Security Documents and relating to the substitution therefor of any property to be subjected to the Lien of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an Independent Person, which Person shall be an Independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

D.   Satisfaction and Discharge

          The New Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the New Notes, as expressly provided for in the New Indenture) as to all outstanding New Notes when (a) either (i) all the New Notes theretofore authenticated and delivered (except (A) lost, stolen or destroyed New

          Notes which have been replaced or paid and (B) New Notes for which payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all New Notes not theretofore delivered (except lost, stolen or destroyed New Notes which have been replaced or repaid) to the Trustee for cancellation (A) have become due and payable or (B) will become due and payable at their Stated Maturity within one year or (C) are redeemable at the option of the Company and are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Company, and the Company has, in the case of (A), (B) or (C), irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire Indebtedness on such New Notes (except lost, stolen or destroyed New Notes which have been replaced or repaid) not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Notes to the date of deposit together with irrevocable instructions from the Company directing the New Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, (b) the Company has paid all other sums payable under the New Indenture by the Company, and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with and that such satisfaction and discharge of the New Indenture will not result in a breach or violation of, or constitute a default under, the New Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

E.        Evidence of Compliance.

               The Company shall deliver to the Trustee, within one hundred
          (100) days after the close of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company has been made under the supervision of the signing officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the New Indenture and further stating, as to each such officer signing such certificate, that to the best of his knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default which has occurred and is continuing or, if such officers signing such certificate do know of such Default or Event of Default, the certificate shall describe its status with particularity. The Officers' Certificate shall also notify the Trustee if the Company elects to change the manner in which it fixes its fiscal year end.

               The Company shall deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default in the performance of any covenant, agreement or condition contained in the New Indenture, an Officers' Certificate specifying the Default or Event of Default and describing its status with particularity.

               Upon any request or application by the Company to the Trustee to take any action under the New Indenture, the Company shall furnish to the Trustee at the request of the Trustee: (a) an Officers' Certificate, in form and substance satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the New Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

               Each certificate or opinion with respect to compliance with a condition or covenant provided for in the New Indenture, other than the Officers' Certificate required to be delivered within one hundred
          (100) days of the end of the fiscal year described above, shall include the following: (a) a statement that the person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

     9. Other Obligors. Give the name and complete mailing address of each person, other than the applicant, who is an obligor upon the indenture securities.

          No person other than the Company is an obligor upon the indenture securities.

     Contents of application for qualification. This application for qualification comprises:

          (a) Pages numbered 1 to 14, consecutively.

          (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.


Exhibit T3A. Certificate of Incorporation of the Company, as amended
             (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 21, 1993)

Exhibit T3B. Bylaws of the Company  (incorporated  by reference to Exhibit 3.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 21, 1993)

Exhibit T3C. Form of New Indenture


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

Exhibit T3D.  Not Applicable

Exhibit T3E1. Second Amended and Restated  Disclosure  Statement  Pursuant to
              Section 1125 of the Bankruptcy Code with respect to Joint Plan of Reorganization of Sheffield Steel Corporation, Waddell's Rebar Fabricators, Inc. and Wellington Industries, Inc.

Exhibit T3E2. Form of Ballots

Exhibit T3E3. First Amended Order Approving Second Amended and Restated
              Disclosure Statement

Exhibit T3F.  Cross Reference Sheet (contained in Exhibit T3C)

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sheffield Steel Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Sand Springs, and State of Oklahoma, on the 17th day of July, 2002.

                                           SHEFFIELD STEEL CORPORATION

                                           By:   /s/ James P. Nolan
                                                 -------------------------------
                                                 James P. Nolan, President

Attest:  /s/ Stephen R. Johnson
         ---------------------------------------
         Stephen R. Johnson, Assistant Secretary

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